

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Via U.S. Mail and Facsimile

Mr. Robert J. Zatta
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, NJ 08540

> **Re:** **Rockwood Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2010**

Dear Mr. Zatta:

    We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director